January 17, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Kathryn Jacobson, Senior Staff Accountant

Lisa Etheredge, Senior Staff Accountant

Re:	Playtika Holding Corp.

Form 10-K for the Fiscal Year Ended December 31, 2021, Filed March 2, 2022

Form 10-Q for the Period Ended September 30, 2022, Filed November 8, 2022

Response Letter Filed October 31, 2022

File No. 001-39896

To the addressees set forth above:

This letter sets forth the response of Playtika Holding Corp. (the “Company,” “we,” “our” and “us”) to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 22, 2022 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 filed with the Commission on March 2, 2022, the Company’s Form 10-Q for the Period Ended September 30, 2022 filed with the Commission on November 8, 2022 and the Company’s response letter filed with the Commission on October 31, 2022.

For your convenience, we have reproduced the comment of the Staff exactly as given in the Comment Letter in bold and italics below and set forth below the comment the Company’s response.

Form 10-Q for the Quarter Ended September 30, 2022

Financial Statements

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations , page 29

1.

We note your response to comment 1 and your revised presentation of Credit Adjusted EBITDA, Credit Adjusted EBITDA margin, and the related reconciliation on page 32. To the extent that Credit Adjusted EBITDA is a material covenant in your credit agreement, please consider revising Note 6 on page 13 and your discussion hereunder to include the amount or limit required for compliance with the covenant and the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity. Refer to Q&A 102.09 of the C&DI on Non-GAAP Financial Measures.

Securities and Exchange Commission

January 17, 2023

Response:

The Company acknowledges the Staff’s comment and agrees that, in future filings with the Commission, the Company will revise its disclosures to clearly demonstrate how compliance with its first-priority net senior secured leverage ratio is derived from Credit Adjusted EBITDA as required by the Staff’s comment, beginning with the Company’s Annual Report on Form 10-K (and associated earnings materials and filings to be made on Current Report on Form 8-K) for the year ended December 31, 2022.

2.

Your presentation of Adjusted EBITDA and Adjusted EBITDA Margin, which reflects adjustments for normal, recurring cash operating expenses, is inconsistent with the guidance in Rule 100(b) of Regulation G and Q&A 100.01 of the C&DI on Non-GAAP financial measures [December 13, 2022]. Therefore, in future filings, please remove such presentation of these measures from your discussion of the results of operations. Any reference to Adjusted EBITDA in the financial statements in connection with your executive compensation plans, such as in Note 13. Appreciation and Retention Plans, should cite the related disclosures in the Proxy Statement. Please revise.

Response:

The Company acknowledges the Staff’s comment and agrees that, in future filings with the Commission, the Company will remove its presentation of Adjusted EBITDA and Adjusted EBITDA Margin pursuant to the Staff’s comment, beginning with the Company’s Annual Report on Form 10-K (and associated earnings materials and filings to be made on Current Report on Form 8-K) for the year ended December 31, 2022. The Company further agrees that any reference to Adjusted EBITDA in the financial statements in connection with our executive compensation plans will cite the related disclosures in the Proxy Statement.

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Securities and Exchange Commission

January 17, 2023

If you have any questions or further comments about this response, please contact me by email at CraigA@Playtika.com or by phone at 702-606-6378.

Sincerely,

Playtika Holding Corp.

By:	/s/ Craig Abrahams
Name:	Craig Abrahams
Title:	President and Chief Financial Officer

Cc:

Michael Cohen, Playtika Holding Corp.

Michael Treska, Latham & Watkins LLP

Darren Guttenberg, Latham & Watkins LLP